Am 3/17/2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2003** (MM/DD/YY) AND ENDING **12/31/2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lindner Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

533 Johnson Ferry Road
(No. and Street)

Marietta	**Georgia**	**30068**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Lindner **(770) 977-7779**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

P.S. 3/31

OATH OR AFFIRMATION

I, Robert J. Lindner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lindner Capital Management, Inc.**, as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Nota[illegible]ounty, GA
My Commission Expires March 23, 2007

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDNER CAPITAL MANAGEMENT, INC.

Financial Statements

and Supplemental Schedule

December 31, 2003 and 2002

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder
Lindner Capital Management, Inc.

We have audited the accompanying balance sheets of Lindner Capital Management, Inc. as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lindner Capital Management, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of management and has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
January 19, 2004

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

LINDNER CAPITAL MANAGEMENT, INC.

Balance Sheets

December 31, 2003 and 2002

		2003	2002
Assets			
Cash	$	23,335	15,576
Commissions receivable		10,133	21,034
Due from affiliate		16,500	-
Deferred tax asset		13,293	14,500
Prepaid expenses		235	183
		63,496	51,293
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	18,561	2,500
Commissions payable		5,988	16,182
Advance from stockholder		10,000	10,000
Total liabilities		34,549	28,682
Stockholder's equity:			
Common stock, $1.00 par value; authorized 10,000 shares; issued and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		50,300	50,300
Accumulated deficit		(22,353)	(28,689)
Total stockholder's equity		28,947	22,611
	$	63,496	51,293

See accompanying notes to financial statements.

LINDNER CAPITAL MANAGEMENT, INC.

Statements of Operations

For the Years Ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Commissions from brokerage services	$	395,155	246,874
Investment advisory fees		112,471	123,148
Other income		1,434	2,030
Total revenues		509,060	372,052
Expenses:			
Commissions		151,836	153,696
Management fees to affiliate		329,500	198,450
Selling, general and administrative expenses		20,181	18,984
Loss on marketable equity securities		-	3,300
Total expenses		501,517	374,430
Earnings (loss) before provision for income tax (expense) benefit		7,543	(2,378)
Provision for income tax (expense) benefit		(1,207)	357
Net earnings (loss)	$	6,336	(2,021)

See accompanying notes to financial statements.

LINDNER CAPITAL MANAGEMENT, INC.

Statements of Changes in Stockholder's Equity

For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2001	$ 1,000	50,300	(26,668)	24,632
Net loss	-	-	(2,021)	(2,021)
Balance, December 31, 2002	1,000	50,300	(28,689)	22,611
Net earnings	-	-	6,336	6,336
Balance, December 31, 2003	$ 1,000	50,300	(22,353)	28,947

See accompanying notes to financial statements.

LINDNER CAPITAL MANAGEMENT, INC.

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net earnings (loss)	$	6,336	(2,021)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Provision for deferred tax expense (benefit)		1,207	(357)
Unrealized loss on marketable investment securities		-	3,300
Change in commissions receivable		10,901	(19,893)
Change in due from affiliate		(16,500)	-
Change in prepaid expenses		(52)	3,681
Change in accounts payable		16,061	2,500
Change in commissions payable		(10,194)	14,860
Net change in cash		7,759	2,070
Cash at beginning of period		15,576	13,506
Cash at end of period	$	23,335	15,576

See accompanying notes to financial statements.

LINDNER CAPITAL MANAGEMENT, INC.

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Organization and Description of Business

Lindner Capital Management, Inc. (the "Company") is registered as a broker-dealer with the United States Securities and Exchange Commission (the "SEC"), National Association of Securities Dealers, Inc. (the "NASD"), and the securities commissions of appropriate states. The Company offers variable life insurance and annuity products and sells mutual funds on a subscription basis.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis. For variable life and annuity products, commissions are contractually determined as a percentage of premiums paid. For mutual funds, commissions are a contractually determined percentage of the amount of the customer's investment.

Marketable Investment Securities

Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations. Marketable investment securities transactions of the Company are recorded on a trade date basis.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

(2) **Related Party Transactions and Economic Dependence**

The Company shares certain employee costs and office facilities, furniture, and equipment with two affiliates, The Lindner Group, Inc. and Linder Capital Advisors, Inc., which are also owned by the Company's shareholder. Pursuant to a management agreement, the Company's general and administrative expenses are paid by the affiliates.

The Company reimburses the Lindner Group, Inc. for expenses at the discretion of the sole stockholder. During 2003 and 2002, the Company incurred management fees of $346,000 and $198,450, respectively, to The Lindner Group, Inc. of which $16,500 was overpaid at December 31, 2003. Investment advisory fees are paid by Lindner Capital Advisors, Inc. to the Company. The Company, in turn, pays these fees to the individual brokers.

(2) **Related Party Transactions and Economic Dependence, continued**

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

(3) **Net Capital Requirements**

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had deficit net capital of $1,081 which was deficient of its required minimum net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was not in compliance with the SEC Uniform Net Capital Rule.

In February 2004, the Company was advised by the NASD that its advance from stockholder did not qualify for treatment as subordinated indebtedness for purposes of determining net capital. Consequently, the Company revised its net capital calculations for 2003. It was determined that the Company failed to meet its minimum net capital requirement for the months of May, June, July and December 2003. The Company has notified the NASD and SEC of this violation and is taking appropriate action to have the advance characterized as a subordinated loan. Management does not anticipate that this noncompliance will have a material adverse impact on the Company's financial position or operations.

(4) **Marketable Investment Securities**

The Company owns marketable securities consisting of 300 warrants acquired at a cost of $11 each to purchase NASDAQ, Inc. common stock. Each warrant allows the owner to purchase four shares of NASDAQ, Inc. common stock in four separate annual tranches, the first of which became effective June 28, 2002. Each tranche is exercisable for one year. The exercise prices are as follows:

Tranche	Price Per Share	Expiration Date
1st	$13	June 28, 2003
2nd	$14	June 28, 2004
3rd	$15	June 28, 2005
4th	$16	June 28, 2006

At December 31, 2003, the price of NASDAQ, Inc. common stock was below the exercise price; therefore, management has assigned no value to these warrants.

(5) **Income Taxes**

The components of income tax expense (benefit) for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Current	$ -	-
Deferred	1,207	(357)
	$ 1,207	(357)

The difference between income tax expense (benefit) computed by applying the statutory federal income tax rate to earnings (loss) before income tax expense (benefit) for the years ended December 31, 2003 and 2002 is due to graduated income tax rates. The Company had recorded deferred tax assets at December 31, 2003 and December 31, 2002 of $13,293 and $14,500, respectively. These deferred tax assets relate to net operating loss carryforwards. At December 31, 2003 the Company had net operating loss carryforwards of $83,089, which will expire beginning in 2015 if not previously utilized.

SUPPLEMENTAL

SCHEDULE

LINDNER CAPITAL MANAGEMENT, INC.

Supplemental Schedule

Computation of Net Capital
under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Computation of Net Capital:		
Total assets	$	63,496
Total liabilities		34,549
Stockholder's equity		28,947
Non-allowable assets		(30,028)
Net capital (deficit)		(1,081)
Minimum net capital		5,000
Deficient net capital	$	(6,081)
Aggregate Indebtedness to Net Capital Ratio:		
Aggregate indebtedness	$	34,549
Net capital	$	(1,081)
Ratio		N/A

Reconciliation with Company's Computation of Net Capital (included in Part II of its FOCUS report, as amended, as of December 31, 2003):

There were no significant differences between net capital as computed by the Company and the amount computed above.

Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Shareholder
Lindner Capital Management, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Lindner Capital Management, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
January 19, 2004